AssureTec Holdings, Inc.
                               200 Perimeter Road
                              Manchester, NH 03103
                      Ph (603) 641-8443 Fax (603) 641-9535
                           Kevin.mcguire@assuretec.com


BY FAX 202.942.9544

January 27, 2005

Mr. Patrick Gilmore, CPA
United States
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, DC 20549-0406

         Re:      Item 4 8-K filed October 1, 2004
                  File No. 000-50506

Mr. Gilmore;

In response to your letter of January 27, 2004, I am herein stating why Assuretec Holdings, has not been able to amend the filing of our Form 8-K as originally filed on October 1, 2004. For your convenience, your comments are presented below in bold and the Company's response follows each particular comment.

1. We note you have engaged the accounting firm of Stephen A. Diamond, Chartered Accountant to audit your year ended June 30, 2004 financial statements. We also note that the firm has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. We assume that your newly engaged accountant is planning to register with the Public Company Accounting Oversight Board (PCAOB). If your new accountant submits an application for registration with the PCAOB, the PCAOB will take action on their application for registration not later than 45 days after the date of receipt of the application by the PCAOB . However, if the PCAOB requests additional information, a new 45-day review period will begin when the requested information is received. Given this time frame, if you have not already done so, you should promptly discuss this with your new accountant as they may not be able to issue an audit report on your year-end results in time for your filing deadlines. Additionally, since your new accountant is not currently registered and

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     given the time needed to register, you may have to engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. As a result, if necessary, please file anew Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement of Stephen A. Diamond, Chartered Accountant, which should include an Exhibit 16 letter from Stephen A. Diamond.

RESPONSE: Upon your notice of October 13, 2004 that the Company's accounting firm, Stephen A. Diamond, Chartered Accountant was not registered with the Public Company Accounting Oversight Board (PCAOB), of which the Company was not aware, the Company requested that Mr. Diamond register with the PCAOB. Mr. Diamond indicated that he would register with the PCAOB. However on November 18, 2004, Stephen A. Diamond, Chartered Accountant, resigned as our independent auditors.

Since that date the Company has been searching for and interviewing prospective auditors. On January 27, 2005, Marcum & Kliegman, LLP executed an engagement letter to be the independent auditors for the Company. Marcum & Kliegman, LLP is registered with the PCAOB. A Form 8-K concerning these matters is being filed with the Commission.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with the respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any matters that have not been addressed in your comment letter, please contact me at your earliest convenience so that the Company may be in full compliance with the Commission.


Respectfully,

/s/ Kevin T. McGuire
--------------------
Kevin T. McGuire
Treasurer